

07002482



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33772

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Needham & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Park Avenue
(No. and Street)

New York	New York	10022-2606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Glen W. Albanese 212-705-0301
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2007
THOMSON
FINANCIAL

RECD S.E.C.
MAR 1 2007
503

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, John J. Prior, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Needham & Company, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHANNON CARROLL
Notary Public, State of New York
No. 01CA6095836
Qualified in New York County
Commission Expires July 21, 2007

Signature

President and Chief Executive Officer
Title

Shannon Carroll (AKA-Shannon Feldman)
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Needham & Company, LLC
(An indirect wholly-owned subsidiary of The Needham Group, Inc.)

December 31, 2006
with Report of Independent Registered Public Accounting Firm

Needham & Company, LLC

(An indirect wholly-owned subsidiary of The Needham Group, Inc.)

Statement of Financial Condition

December 31, 2006

Contents



Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

Member and Board of Directors
Needham & Company, LLC

We have audited the accompanying statement of financial condition of Needham & Company, LLC (the "Company") as of December 31, 2006. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Needham & Company, LLC at December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 23, 2007

Needham & Company, LLC
(An indirect wholly-owned subsidiary of The Needham Group, Inc.)

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 13,200,944
Receivable from clearing broker	24,506,709
Equity securities owned, at fair value	1,650,220
Fees and concessions receivable	12,596,674
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation of $6,772,018	7,112,084
Other assets	716,501
Total assets	$ 59,783,132
Liabilities and member's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 12,129,542
Equity securities sold but not yet purchased, at fair value	1,605,007
Payable to Parent or Affiliates	12,440,835
Total liabilities	26,175,384
Member's equity	33,607,748
Total liabilities and member's equity	$ 59,783,132

See accompanying notes.

Needham & Company, LLC
(An indirect wholly-owned subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition
December 31, 2006

1. Organization

Needham & Company, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company is a direct subsidiary of Needham Holdings, LLC which is wholly owned by The Needham Group, Inc. (the "Parent"). The Company provides a full range of investment banking and brokerage services to corporate clients. The Company is a market maker primarily in emerging growth stocks in technology, life sciences, and specialty retail industries, and deals with institutional investors. The Company also underwrites securities in these industries, acting as both a lead underwriter as well as a member of syndicate groups.

During 2006, the Company completed its corporate reorganization. Upon completion, certain assets and liabilities were transferred from the Company to The Needham Group, Inc. and Needham Asset Management, LLC. The transfers included marketable and non-marketable investments and securities, furniture and equipment, other assets, and accrued expenses. Dividends to the Parent are paid through Needham Holdings, LLC and are required to conform to the applicable regulatory requirements.

Pursuant to agreements between the Company and its correspondent clearing broker, Bear Stearns Securities Corp. (the "Clearing Broker"), securities transactions affected by the Company are introduced and cleared on a fully disclosed basis.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies:

a. Management's Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the Statement of Financial Condition. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable. Actual results could differ from those estimates.

b. Cash Equivalents

Cash equivalents consist of money market accounts with maturities of three months or less from date of purchase.

2. Summary of Significant Accounting Policies (continued)

c. Receivable from Clearing Broker

Receivable from clearing broker represents the amounts receivable in connection with the trading of proprietary positions and the commissions associated with customer securities transactions.

d. Securities Transactions

Securities owned and securities sold but not yet purchased are recorded on a trade date basis and are carried at fair value. Fair value is based on listed market prices.

e. Furniture and Equipment

Furniture and equipment and leasehold improvements are carried at cost, net of accumulated depreciation or amortization. Depreciation is recorded on a straight-line basis over an estimated useful life of five years. Amortization is recorded on a straight-line basis over the term of the lease.

f. Income Taxes

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes* (SFAS 109). Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on the deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

g. Fees and Concessions Receivable

Fees, net of syndicate expenses, arise from securities offerings in which the Company acts as an underwriter or agent. Fees are also earned from providing merger-and-acquisition and advisory services. Both are recorded at the time the underwriting or transaction is completed and the revenue is reasonably determinable.

3. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2006, securities owned and securities sold, not yet purchased by the Company consists of principally U.S. equity securities. All securities owned are pledged to the Clearing Broker on terms which permit the Clearing Broker to sell or repledge the securities to others subject to certain limitations.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the Statement of Financial Condition.

4. Income Taxes

Income taxes are calculated based on the expected liabilities that the Parent will incur as a result of the Company's operations. Because the Parent is an S Corporation, the Parent's tax liability only relates to state and local taxes. No material deferred tax assets or liabilities existed at December 31, 2006.

5. Compensation and Profit Sharing Plans

The Company maintains a 401(k) salary deferral and profit sharing plan covering substantially all employees. Employees are permitted within limitations imposed by tax law to make pretax contributions to the 401(k) plan pursuant to salary reduction agreements. The Company matches the employees' contributions up to a maximum of 50% of the first 6% of employee contribution.

6. Commitments and Contingencies

The Company has office space in New York, Massachusetts and California. The Company has entered into operating leases which also contain certain escalation clauses. At December 31, 2006, the expected future minimum base rental payments under such leases are as follows:

2007	$ 2,679,342
2008	2,697,004
2009	2,689,457
2010	2,376,469
2011	2,270,582
2012 and thereafter	12,259,328
	$24,972,182

6. Commitments and Contingencies (continued)

The minimum annual rental payments for the New York lease are reduced by contributions related to leasehold improvements that were provided by the landlord in accordance with lease agreements.

The Company, in the normal course, has been named as a defendant in various legal actions in connection with its activities as a financial services institution. The Company from time to time is involved in investigations and proceedings by self-regulatory agencies. At this time, based on the information available, the resolution of these actions is not estimable and it is not probable that they will result in a material loss to the Company's financial condition, or results of operations.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2006, and were subsequently closed, had no material effect on the Statement of Financial Condition at that date.

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. At December 31, 2006 no amounts were recorded under such agreement as no loss exists.

7. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or the amount determined in accordance with SEC market maker Rule 15c3-1(a)(4). At December 31, 2006, the Company had net capital of $9,919,270, which is $8,919,270 in excess of required net capital of $1,000,000. Advances to affiliates, and other equity withdrawals are subject to certain notification and other provisions of the Net Capital Rule and other regulatory bodies.

Under the clearing arrangement with the Clearing Broker, the Company is required to maintain certain minimum levels of net capital. At December 31, 2006, the Company was in compliance with this requirement.

8. Related Party Transactions

The Company pays for certain expenses on behalf of its affiliates which are reimbursed by the affiliates monthly. These include office space, office equipment and supplies, furniture, fixtures and leasehold improvements, utilities, printing and stationary, insurance, publications and subscriptions, payroll administration, benefits administration and other necessary human resource services, data processing and computer services, telecommunication technology and other miscellaneous day-to-day operational and facilities related expenses. During 2006, the Company paid $7,374,612 in expenses on behalf of its affiliates. Amounts due to the Company from its affiliates related to expenses are settled based on estimates each month. At December 31, 2006, $97,782 was payable to the Affiliates.

At December 31, 2006, Payable to Parent or Affiliate includes amounts owed related to income taxes and accrued but unpaid earnings distributions.

Dividend payable to Parent	$12,010,087
Income tax payable to Parent	294,957
Other payable to Parent and Affiliate	135,791
Payable to Parent or Affiliate	$12,440,835

9. Concentrations of Credit Risk

The Company provides a full range of investment banking services to corporate clients. As such, the Company has commitments and risks associated with clients and customers resulting from securities underwriting and merchant banking activities.

The Company conducts substantially all of its principal trading activities through the Clearing Broker based in the New York metropolitan area. At December 31, 2006, all marketable principal security positions were in the possession or control of its Correspondent Clearing Broker. Significant credit exposure may result in the event that the Company's Correspondent Clearing Broker is unable to fulfill its contractual obligations.

10. Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107, *Disclosures About Fair Value of Financial Instruments*, requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the Statement of Financial Condition. All of the Company's financial instruments, are carried at, or approximate, fair value.


END